USX Corporation
Law Department
600 Grant Street
Pittsburgh, PA 15219-4776


February 9, 1995


United States
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

You will find attached, pursuant to Rule 13d-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the statement by USX Corporation on
Schedule 13G originally filed on February 8, 1991 with respect to USX's beneficial ownership of shares of common stock of RMI Titanium Company. A copy of said amendment has been sent to the Issuer by registered mail.

Should you have any questions regarding this matter, please contact me at 412-433-2891.

Thank you.

Very truly yours,

/s/ Joseph A. Napoli

Joseph A. Napoli
Attorney-Corporate


Attachment


       1 of 5 pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              RMI TITANIUM COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   74961H 10 4
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

       2 of 5 pages

CUSIP No. 74961H 10 4                 13 G

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      USX CORPORATION

      IRS Employer Identification No. 25-0996816

- -------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  [ ]
                                                       (b)  [X]
- -----------------------------------------------------------------------
3  SEC USE ONLY

- -----------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- -----------------------------------------------------------------------
                    5    SOLE VOTING POWER

 NUMBER OF                             **
                              6,930,825***   -   45.38%
   SHARES           ----------------------------------------------------
                    6    SHARED VOTING POWER
BENEFICIALLY
                              Not applicable
  OWNED BY
                    ----------------------------------------------------
    EACH            7    SOLE DISPOSITIVE POWER

 REPORTING                             **
                              8,250,000***   -   54.02%
   PERSON
                    ----------------------------------------------------
    WITH            8    SHARED DISPOSITIVE POWER

                              Not applicable.
- -----------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,250,000
- ---------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not applicable.
- ---------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      54.02%
- ---------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

      CO
- ---------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
       3 of 5 pages

Item 1.(a)
       The name of the Issuer is RMI Titanium Company
       ("Issuer").

Item 1.(b)
       The address of the Issuer's principal executive offices is 1000 Warren Avenue, Niles, Ohio 44446.

Item 2.(a)
       The name of the person filing is USX Corporation ("USX").

Item 2.(b)
       USX's principal business office is located at 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776.

Item 2.(c)
       USX is a Delaware corporation.

Item 2.(d)
       The title of the class of securities of the Issuer held by USX is "Common Stock."

Item 2.(e)
       The CUSIP Number of the subject securities is 74961H 10 4.

Item 3.
       Not applicable.


Item 4.Ownership

       (a) As of December 31, 1994, USX owned 8,250,000** shares of the subject securities (hereinafter, the "USX Securities") and did not have the right to acquire any other securities of the Issuer: (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; (iii) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

       (b) According to the Issuer, 15,271,561 shares of the subject securities were outstanding on December 31, 1994. The amount of shares set forth in Item 4(a) is, therefore, 54.02% of the class of such securities outstanding on December 31, 1994.
              4 OF 5 pages

       (c) (i) As of December 31, 1994, USX has the sole power to vote or direct the vote of 6,930,825*** shares of the subject securities.

                 (ii) As of December 31, 1994, USX did not have shared power to vote or direct the vote of any securities of the Issuer.

                 (iii)As of December 31, 1994, USX had the sole power to dispose of or direct the disposition of 8,250,000** shares of the subject securities.

                 (iv) As of December 31, 1994, USX did not have shared power to dispose of or direct the disposition of any securities of the Issuer.

Item 5.Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.Ownership of More than Five Percent on Behalf of Another Person

       No person, other than USX, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the USX Securities.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not applicable.

Item 8.Identification and Classification of Members of the Group

       USX does not represent a "group" filing this schedule pursuant to Rule 13d-1(b)(ii)(H).

Item 9.Notice of Dissolution of Group

       Not applicable.

       5 of 5 pages

Item 10.Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 9, 1995
                                   ----------------------

                                   /s/ G. R. Haggerty
                                   ----------------------
                                   G. R. Haggerty,
                                   Vice President & Treasurer

- -------------------------
**
  Reflects a one-for-ten reverse stock split effective March 31, 1994 (7,500,000 shares to 750,000 shares), and the acquisition of 7,500,000 shares on July 6, 1994 pursuant to a rights offering to shareholders of record at the close of business on June 24, 1994.

***
  As of December 31, 1994, 1,319,175 shares were held by Mellon Bank, N.A., as Trustee, pursuant to a Voting Trust Agreement effective August 4, 1994. See
  Exhibit 10.1 to the Issuer's report on Form 10-Q for the quarter ended June 30, 1994.